Filed by:  NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                               Registration Statement File No:  333-33896

        On July 5, 2000, NiSource announced that it has expanded the role of one of its executives, James M. Clarke, in order to optimize assets in NiSource's merger with Columbia Energy Group. The text of the press release follows:


                                PRESS RELEASE
                                JULY 5, 2000


   FOR IMMEDIATE RELEASE

   FOR FURTHER INFORMATION
   Investors: Dennis Senchak     Rae Kozlowski      Media: Sally Anderson
              219-647-6085       219-647-6083              219-647-6201

          NISOURCE EXPANDS EXECUTIVE'S ROLE TO OPTIMIZE ASSETS IN
                               COLUMBIA MERGER
        TARGETING BEST USE OF RESOURCES TO ADD SHAREHOLDER, CUSTOMER
                                    VALUE

   MERRILLVILLE, Ind. (July 5, 2000)--NiSource Inc. (NYSE: NI) today announced that James M. Clarke has been elected Vice President of Risk Management and Capital Allocation. Formerly risk management officer, Clarke will assume the additional responsibilities of enterprise-wide capital allocation as NiSource integrates its resources with those of Columbia Energy Group (NYSE:CG) under a $6 billion transaction expected to close before year-end.

        "Jim's extensive knowledge of markets, trading, derivatives and risk management will help us achieve our goal of becoming the premier competitor in increasingly volatile financial and energy markets," explained Gary L. Neale, NiSource chairman, president and chief executive officer. "His group will be targeting the best use of NiSource resources to add value for our shareholders and customers."

        Neale said Clarke will help evaluate the performance of all NiSource/Columbia business units based on risk-adjusted returns rather than nominal returns to determine the most efficient use of capital across the merged organization. The process will result in allocating capital on a more competitive basis among the units, assuring a market-based approach to budgeting. Other expected benefits include the identification and development of underutilized assets and a reduction in the company's cost of capital.

        NiSource also announced the promotions of two of Clarke's staff members as part of their expanded responsibilities: Kevin Kremke to Principal, Market Risk, based in Merrillville; and Roger Bongiovanni to Principal, Operations and Credit Risk, Houston. As risk management officer at NiSource, Clarke has been responsible for measuring and monitoring market, credit and operational risk. He will continue to report to Stephen P. Adik, NiSource senior executive vice president, treasurer and chief financial officer.

        Prior to joining NiSource in 1998, Clarke was a principal at several financial entities in Chicago, including DRW Investments, Caxton Corporation and Antler Partners, where he was responsible for risk management and strategy development. He began his career at A.G. Becker/Paribas, New York. Clarke holds a degree in business administration and finance from the State University of New York at Oswego.

        NiSource Inc. is a holding company with headquarters in Merrillville, Ind., whose primary business is the distribution of electricity, natural gas and water in the Midwest and Northeastern United States. The company also markets utility services and customer-focused resource solutions along a corridor from Texas to Maine. More information about the company is available on the Internet at www.nisource.com.

        Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies. Its operating companies engage in nearly all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. More information about Columbia is available on the Internet at www.columbiaenergygroup.com.

             This release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' ability to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of the Federal and State regulators.

             Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territories, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.





             In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement/prospectus for NiSource and Columbia Energy. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investors and security holders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at 13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web site, www.columbiaenergygroup.com.

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